

July 11, 2019

Paul Todd
Senior Executive Vice President and CFO
Total System Services, Inc.
One TSYS Way
Post Office Box 1755
Columbus, GA 31902

     Re: Total System Services, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2018
         Filed February 21, 2019
         File No. 001-10254

Dear Mr. Todd:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Information Technologies and Services